

December 10, 2012

Via E-mail
Susanne W. Harris
Chief Financial Officer
Southern Star Central Corp.
4700 Highway 56
Owensboro, Kentucky 42301

      Re: **Southern Star Central Corp.**
                  Form 10-K for the Fiscal Year Ended December 31, 2011
                  Filed March 23, 2012
                  Form 10-Q for the Quarterly Period Ended September 30, 2012
                  Filed November 13, 2012
                  File No. 333-110979

Dear Ms. Harris:

      We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to the Consolidated Financial Statements

5. Financing, pages 12 - 14

1. We read your disclosure in footnote 3 that Central's debt was not adjusted as a result of the Sale since Central is a rate regulated entity and your disclosure in footnote 5 states that Central's debt discount related to the 6% Notes is being amortized over the life of the 6% Notes. We also note the predecessor's debt discount of approximately $2.7 million as of December 31, 2011 was reversed and the successor's unamortized debt premium balance is now approximately $4.5 million on an aggregate basis. This amount is for

both Southern Star and Central's debt as of September 30, 2012. Please clarify for us if the debt discount on the 6% Notes was reversed, and if so, your basis for the reversal. Help us understand whether this was a push down adjustment or something else. Lastly, if the discount on your rate regulated debt was reversed, tell us whether you recorded a regulatory offset to record the reversal and where the offset was presented in the financial statements. If you did not record an offset, explain your basis for not recording.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief